SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CORPORATE TAXPAYER ID (CNPJ/MF): 00.108.786/0001-65
COMPANY REGISTRY (NIRE): 35.300.177.240
PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND PLACE: September 3, 2009 at 9:00 a.m. at the Company's head offices at Rua Verbo Divino nº 1,356, 1º andar, Chácara Santo Antônio in the city and state of São Paulo.

ATTENDANCE: Board members representing the required quorum, as per the signatures below, and the Executive Officers of the Company (José Félix, Chief Executive Officer; João Elek, Chief Financial Officer; André Borges, Chief Legal Officer and Secretary), all observing the work of the board.

DOCUMENTS: Minutes of the Meeting of the Financial Committee held on August 31, 2009 and its appendix, which consists of the presentation entitled “Debt Profile – Post/Amortization Timetable”. The documents of the meeting, which were initialed by the secretary, are an integral part of these Minutes and will remain on file at the Company’s head offices.

PRESIDING: Jorge Luiz de Barros Nóbrega – Chairman and André Müller Borges – Secretary.

AGENDA: 1. Acknowledgement of the Minutes of the Financial Committee Meeting held on August 31, 2009; 2. Approval of the renegotiation of the 6th Public Debentures Issue of the Company; 3. Approval of the calling of a Meeting of Debentureholders to approve the renegotiation cited in the item above.

RESOLUTIONS:

1. The Board Members acknowledged the Minutes of the Financial Committee Meeting held on August 31, 2009.

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MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF
NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON SEPTEMBER 3, 2009.

2. The Board Members discussed and unanimously approved the renegotiation of the 6th Public Debentures Issue of the Company, in accordance with the recommendations made by the Financial Committee, in particular: (i) The lengthening of the current term by 18 months, with amortizations made in equal and successive annual installments in June 2012, 2013, 2014 and 2015; (b) Indicative rate: Andima; (c) Other conditions: unchanged, including the possibility of prepayment. The Company’s Management is authorized to take all required measures and to sign all documents required for said measures, including, but not limited to, the signing of the addendum to the current Debenture Indenture.

3. The Board Members approved the calling of a Meeting of Debentureholders to approve the renegotiation resolved in the previous item.

CLOSURE: With no more business to address, the meeting was adjourned to draw up these minutes, which were read, approved and signed by all the members present and the Secretary.

SIGNATURES:

Chairman: Jorge Luiz de Barros Nóbrega

Secretary: André Müller Borges

Rossana Fontenele

Stefan Alexander

Gabriela Salomão Tavares

Rodrigo Mesquita Marinho

Paulo Daudt Marinho

Carlos Henrique Moreira

Isaac Berensztejn

Oscar Petersen

Mauro Szwarcwald

Edgard Lobão

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.